Exhibit 99.1 (a)

On February 2, 2010, Cedric Prouve sold 47,800 shares of Class A Common Stock at an average sale price of $56.0152. The information regarding the shares sold that day at each price per share appears in the two columns below:


33,000		$56.00
 2,300		$56.01
 1,200		$56.02
 1,800		$56.03
 1,900		$56.04
   800		$56.05
   500		$56.06
 3,500		$56.07
 1,200		$56.08
   600		$56.0818
 1,000		$56.09


Exhibit 99.1 (b)

On February 3, 2010, Cedric Prouve sold 97,200 shares of Class A Common Stock at an average sale price of $56.0047. The information regarding the shares sold that day at each price per share appears in the two columns below:


80,100		$56.00
 8,100		$56.01
 1,000		$56.02
   300		$56.03
 5,200		$56.04
 1,700		$56.05
   700		$56.06
   100		$56.07